Exhibit 12.1
NII HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(dollars in thousands)

	Three Months Ended
	September 30,
	2006	2005
Income from continuing operations before income tax	$96,213	$80,679

Add:
Fixed charges	34,726	27,914
Amortization of capitalized interest	893	448

Less:
Interest capitalized	3,289	1,256
Equity in (losses) gains of unconsolidated affiliates	—	—
Losses attributable to minority interests	—	—

Earnings as adjusted	$128,543	$107,785

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$23,656	$20,678
Interest capitalized	3,289	1,256
Portion of rent expense representative of interest (30%)	7,781	5,980

Fixed charges	$34,726	$27,914

Ratio of earnings to fixed charges	3.70	3.86

Deficiency of earnings to cover fixed charges	$—	$—